TTBD, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (84,168)
Adjustments to reconcile net loss to net cash used in operating activities — changes in:	
Accounts payable and accrued expenses	(51)
Prepaids and deposits	345
Accounts receivable	6,352
Related party payable to Trading Technologies International, Inc.	(167,589)
Net cash used in operating activities	(245,111)
NET DECREASE IN CASH	(245,111)
CASH — Beginning of year	283,071
CASH — End of year	$ 37,960

See notes to financial statements.